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                              CONSULTING AGREEMENT


     CONSULTING AGREEMENT as of the 26th day of March 2002, between Constellation 3D, Inc. a Delaware corporation having a place of business at 805 Third Avenue, New York, NY 10022 (the "Company") and Raymond P. Tellini ("Consultant") having a business at 805 Third Avenue, New York, NY 10022.

                                   WITNESSETH

         WHEREAS, Consultant was previously engaged by the Company as a consultant and such consultancy has terminated, however the Company wishes to re-engage Consultant and Consultant wishes to be re-engaged upon the terms and conditions herein provided;

         WHEREAS, all previous agreements between the parties are hereby superceded, deemed null and void and without any legal effect whatsoever, except that Consultant shall be entitled to retain the 250,000 stock options previously granted to him under the terms set forth herein;

         WHEREAS, the Company owes Consultant money for consulting services provided and desires to pay Consultant for such services and to continue Consultant's consultancy going forward;

     NOW, THERERFORE, in consideration of the premises and of the respective covenants and agreements of the parties herein contained, the parties hereto agree as follows:

  1. Term of Engagement. The engagement of Consultant by the Company under the Agreement shall commence on March 26, 2002 (the "Commencement Date") and shall continue thereafter unless earlier terminated until May 31, 2002 (the "Term").

  2. Services. Consultant shall advise the Company on business development strategies, including evaluation, structuring and consummation of proposed mergers and acquisitions for the Company. Consultant shall be available for meetings and telephone consultations and conference calls.

  3.     Compensation.

         (a) Fees. Consultant shall be issued 290,000 shares of the Company's common stock payable in full upon the execution of this Agreement.

         (b) Stock Options. Consultant shall retain all stock options which he was previously granted (an option for 250,000 shares) which shall vest immediately and shall not be cancelable under any circumstances. Notwithstanding anything to the contrary, the exercise price of Consultant's stock options shares shall be $.51 per share. In the event








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the Company institutes a Company-wide program to reduce the exercise price of employee stock options, Consultant shall have the benefit of the same reduction in his exercise price. All shares underlying Consultant stock options shall be registered on the next filed Company Registration Statement.

         (b) Expenses. The expenses over $100 will have to be pre-approved. During the term of its engagement hereunder, Consultant shall be entitled to receive reimbursement for all reasonable out-of-pocket expenses incurred by its personnel in performing services hereunder within the limits of authority which may be established by the Board of Directors, provided that Consultant properly accounts for such expenses according with Company policy.

  4.     Confidentiality.

         (a) Beginning on the date hereof, and at any time hereafter, Consultant in rendering services hereunder shall treat as confidential any propriety confidential or secret information relating to the business or interests of the Company, including, but without limitation, the organizational structure, operations, business plans, or technical projects of the Company and any research datum or result, invention, trade secrets, customer list, or other work, product developed by or for the Company, whether on the premises of the Company or elsewhere ("Confidential Information"). Beginning on the date hereof and at any time hereafter, Consultant shall not disclose in any manner or in performing the services required of him under this Agreement, without prior written consent of the Company.

         (b) The provisions of this section shall not apply to any proprietary, confidential or secret information or any research datum or result, invention, trade secrets, customer list, or work product which is, at the commencement of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement or is lawfully and in good faith made available to Consultant without restriction as to disclosure to a third party.

5. Miscellaneous. This Agreement contains the entire agreement between the Company and Consultant with respect to the subject matter hereof and there have been no oral or other agreements of any kind whatsoever as a condition, precedent or inducement to the signing of this Agreement or otherwise concerning this Agreement or the subject matter hereof. Any waiver of any breach of any terms or conditions of this Agreement shall not operate as a waiver of any other breach of such terms or conditions or any other term or condition, nor shall any failure to enforce any provision hereof on any one occasion operate as a waiver of the right to enforce such provision on any subsequent occasion. This Agreement may not be amended, nor shall any waiver, change, modification, consent or discharge be effected, except by an instrument in writing executed by or behalf of the party against which whom the enforcement of any such amendment, waiver, change, modification, consent or discharge is sought. If any provision of this Agreement be held or deemed to be, or shall in fact be, invalid,






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inoperative, or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any reason, such circumstances shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case if such invalid, inoperative or unenforceable provision had never been contained herein, and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case. This Agreement shall be governed by and construed and enforced in writing and personally delivered or mailed by certified or registered mail, return receipt requested, addressed to the parties at their addresses set forth above, or to such other addresses as one party may specify to the other party, from time to time, in writing.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

Constellation 3D, INC.

BY:      /S/  Leonardo Berezowsky
       --------------------

Consultant
BY:    /S/  Raymond P. Tellini
       --------------------